





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LCG CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 E KENNEDY BLVD, STE 325
(No. and Street)

TAMPA	FL	33602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana R. Carter / 813-442-1645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson Castillo & Company PA
(Name – *if individual, state last, first, middle name*)

1907 S Alexander St, Ste 2	Plant City	FL	33566
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Jacqueline Dormeyer _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

LCG CAPITAL ADVISORS, LLC _____ , as

of December 31 _____ , 20 18 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



MARK PETERMAN
NOTARY
My Comm. Expires
July 10, 2021
No. GG 100891
PUBLIC
STATE OF FLORIDA

_____
Notary Public

_____
Signature

CCO

_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LCG CAPITAL ADVISORS, LLC
Financial Statements
December 31, 2018

TABLE OF CONTENTS

LCG Capital Advisors, LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Current assets

Cash	$	60,608
Accounts Receivable		10,000
Prepaid Expenses		2,300
Due from affiliates		14,400
Total current assets		87,308

Other assets

Goodwill		45,600
Other assets		290
Total assets	$	133,198

Liabilities and Member's Equity

Current liabilities

Accounts payable and accrued expenses	$	12,599
Due to affiliates		11,989
Total current liabilities		24,588

Member's equity		108,610
Total liabilities and member's equity	$	133,198

Read the accompanying notes to the financial statements.

LCG Capital Advisors, LLC
Statement of Operations and Changes in Member's Equity
For the Year Ended December 31, 2018

Revenue		
Supervisory and finder's fees	$	1,056,508
Other income		6,000
		1,062,508
Operating expenses:		
Compensation expenses		854,145
Professional fees		21,600
Regulatory expenses		9,777
Other administrative expenses		22,999
Total operating expenses		908,521
Net income		153,987
Member's equity, beginning of year		74,921
Capital Distributions		(120,298)
Member's equity, end of year	$	108,610

Read the accompanying notes to the financial statements.

LCG Capital Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows provided by operating activities:		
Net income	$	153,987
Adjustments to reconcile net loss to net cash used in operating activitie		
Change in assets and liabilities:		
Accounts Receivable		(10,000)
Prepaid Expenses		(50)
Due to/from related parties		(2,385)
Accounts payables and accrued expense		8,220
Net cash provided by operating activities		149,772
Cash flows provided by financing activities:		
Capital distributions		(120,298)
Net cash provided used financing activities		(120,298)
Net change in cash		29,474
Cash, beginning of year		31,134
Cash, end of year	$	60,608



RAULERSON CASTILLO & COMPANY

Certified Public Accountants and Consultants

Business Navigation

1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | **F:** (813) 752-8725

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of LCG Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LCG Capital Advisors, LLC as of December 31, 2018, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of LCG Capital Advisors, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of LCG Capital Advisors, LLC's management. Our responsibility is to express an opinion on LCG Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LCG Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I through III has been subjected to audit procedures performed in conjunction with the audit of LCG Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of LCG Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raulerson Castillo & Company

Raulerson Castillo & Company, PA

We have served as LCG Capital Advisor, LLC's auditor since 2016.

Plant City, Florida
February 25, 2019

Note 1 – Nature of Operations and Going Concern

LCG Capital Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Florida limited liability company, formed on July 3, 2003 and is a wholly-owned subsidiary of LCG Capital Holdings, LLC ("LCG"). The Company's business primarily consists of assisting entities in obtaining financing and in merger and acquisition transactions.

Note 2 – Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies are as follows:

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts could differ from those estimates.

Goodwill - Goodwill is tested for impairment on an annual basis.

As of December 31, 2018, based on management's assessment of qualitative factors it was determined that the fair value of the Company's lone reporting unit more-likely-than-not exceeds its carrying amount. As such, management determined that there was no impairment of goodwill.

Revenue Recognition – On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include investment banking M&A advisory fees.

Revenue from Contracts with Customers – The Company provides advisory services / corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if, and when, the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

Note 2 – Summary of Significant Accounting Policies (*continued*)

Income Taxes - The Company is treated as a disregarded entity for income tax purposes. Accordingly, no income taxes or tax benefits are recorded by the Company since such taxes or tax benefits associated with the Company's operations are reported in the tax return of its parent company, LCG.

Management has evaluated the effect of the guidance provided by generally accepted accounting principles on accounting for uncertainty in income taxes and determined that the Company had no uncertain tax positions that could have a significant effect on the financial statements at December 31, 2018. LCG's federal income tax returns for its 2015 and subsequent tax years are subject to examination by the internal revenue service for three years from their date of filing.

Note 3 – Concentration of Credit Risk

The financial instruments which potentially subject the Company to concentrations of credit risk are cash and accounts receivable. The Company maintains its cash at one depository bank, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2018, the cash on deposit did not exceed the FDIC insured limit.

Note 4 – Business Concentrations

The Company earned revenue from seven customers in 2018. The top 2 customers accounted for 81.3% and 13.3% of fees and commissions for the year ended December 31, 2018.

Note 5 – Related Party Transactions

The Company is owed $14,400 as of December 31, 2018 by two separate common control related entities and owes $11,989 to two separate common control related entities. These receivables and payables are due on demand and are non-interest bearing. The Company has an expense sharing agreement with its related entities and has recognized approximately $53,642 in expenses allocated under that agreement.

Note 6 – Net Capital Requirement and Subsequent Event

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. As of December 31, 2018, the Company had a net capital requirement and excess net capital of $5,000 and $31,020, respectively. The Company's aggregate indebtedness to net capital ratio was 68.26%.

Note 7 – Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to subparagraph k(2)(i) of the Rule.

Note 8 – Subsequent Events

The Company has evaluated subsequent events and transactions through the date the financial statements were available to be issued. No events other than previously disclosed have occurred subsequent to December 31, 2018 through February 25, 2019 which would require adjustment to, or disclosure in the financial statements, other than previously disclosed.

Supplemental Information

LCG Capital Advisors, LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018

Net capital

Total member's capital	$	108,610
Deductions:		
Non-allowable assets:		
Due from affiliates		(14,400)
Accounts Receivable		(10,000)
Prepaid assets		(2,300)
Deposits		(290)
Goodwill		(45,600)
Net capital	$	36,020

Aggregate indebtedness

Accounts payable, accrued expenses and due to affiliates		24,588
Total aggregate indebtness	$	24,588

Computation of basic net capital requirement

Minimum net capital required based on aggregate indebtedness	$	1,639
Net capital required	$	5,000
Excess net capital	$	31,020
Ratio of aggregate indebtedness to net capital		68.26%

Read independent registered public accounting firm report.

LCG Capital Advisors, LLC
Schedule II - Reconciliation Pursuant to Rule 17a-5(d)(4)
of the Securities and Exchange Commission
December 31, 2018

	Per Focus Report	Post Focus Report Filing Adjustments	Audited Financial Statements
Net capital:			
Total member's capital	$ 108,610		$ 108,610
Deductions:			
Other assets	72,590		72,590
Net capital	$ 36,020		$ 36,020
Aggregate indebtedness:			
Accounts payable and accrued expenses	24,588		24,588
Total aggregate indebtedness	$ 24,588		$ 24,588
Computation of basic net capital requirement			
Minimum net capital required based on aggregate indebtedness	$ 1,639		$ 1,639
Minimum net capital required	$ 5,000		$ 5,000
Excess net capital	$ 31,020		$ 31,020
Ratio of aggregate indebtedness to net capital	68.26%		68.26%



RAULERSON CASTILLO & COMPANY

Certified Public Accountants and Consultants

Business Navigation

1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | F: (813) 752-8725

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE EXEMPTION REPORT**

To the Board of Directors and Member
of LCG Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) LCG Capital Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which LCG Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) LCG Capital Advisors, LLC stated that LCG Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. LCG Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LCG Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raulerson Castillo & Company

Raulerson Castillo & Company, PA
Plant City, Florida
February 25, 2019



LCG
ADVISORS

EXEMPTION REPORT

LCG Capital Advisors, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2018, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(i) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

JACQUELINE DORMEYER
Name

Authorized Signature

CCO
Title

2/25/19
Date

201 E. Kennedy Blvd., Suite 325, Tampa, Florida 33602 • P: 813-226-2800 • www.lcgadvisors.com